UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about Braskem
—

Rio de Janeiro, December 15, 2025 – Petróleo Brasileiro S.A. - Petrobras informs that it has been notified by Novonor S.A. – Em Recuperação Judicial (“Novonor”) and NSP Investimentos S.A. (“NSP Inv.”), a subsidiary of Novonor, regarding the execution of an “Exclusivity Agreement with Shine I Fundo de Investimento em Direitos Creditórios de Responsabilidade Limitada (‘FIDC’), a credit rights investment fund managed by Vórtx Capital Gestora de Recursos Ltda. and advised by IG4 Sol. Ltda., granting FIDC a period of 60 (sixty) days to conclude the negotiation of a potential transaction with Novonor involving (i) shares issued by Braskem S.A. (‘Braskem’) held by NSP Inv. and (ii) the credits held by certain financial institutions against the Novonor group, which are guaranteed by the aforementioned shares of Braskem (‘Credits’ and ‘Creditors’, respectively), in a structure to be negotiated and defined in good faith between the respective parties involved (‘Potential Transaction’)”.

According to the rules set forth in Braskem's current shareholders' agreement, Petrobras has preemptive and tag-along rights, applicable in certain cases involving the transfer of shares held by NSP Inv. in Braskem. Petrobras will follow the developments of the reported event and analyze the terms and conditions of this Potential Transaction in order to decide, if applicable and at the appropriate time, whether or not to exercise these rights provided for in the shareholders' agreement.

The company also informs that it has been evaluating the signing of a new shareholders' agreement with the parties involved, considering the ongoing negotiations between Novonor and FIDC.

Petrobras reiterates that any final decision will follow the company's governance practices, applicable internal procedures, and approvals from regulatory agencies, and will be promptly disclosed to the market.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer